S&C Draft of February 28, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934
(Amendment No. 4)*

Teléfonos de México S.A.B. de C.V.
(Name of Issuer)
L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depositary Shares each representing 20 A Shares
(Title of Class of Securities)
No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 879403780
The CUSIP for the American Depositary Shares representing A Shares is 879403400
(CUSIP Number)
Wayne A. Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-821-4105

Wayne A. Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-821-4105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications, Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 1,525,206,834 L Shares[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 1,525,206,834 L Shares[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 1,525,206,834 L Shares[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 13.36% of L Shares[3]

14.	TYPE OF REPORTING PERSON

HC
1   See the Schedule 13D filed on June 20, 2008, by AT & T Inc. and AT & T International, Inc. (the “Original 13D”), as amended and supplemented through Amendment No. 3 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 2,801,965,476 set forth in footnote 1 of Amendment No. 3 to the Schedule 13D is amended to be decreased to 2,691,742,548 based upon (i) 9,895,341,427 L Shares outstanding, (ii) 7,839,596,082 AA Shares outstanding and (iii) 382,062,491 A Shares outstanding, each as of February 28, 2011, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).
2   See the Original 13D for an explanation of the number of shares included in this amount. The amount of 7,762,465,476 set forth in footnote 2 of the Schedule 13D is amended to be decreased to 7,612,465,476 based upon the numbers of shares outstanding set forth in footnote 1 above.
3   See the Original 13D for an explanation of the percentages included in this amount. The amount of 65.13% set forth in footnote 3 of the Schedule 13D is amended to be decreased to 64.33%, and the amount of 23.87% is amended to be increased to 24.08% based upon the numbers of shares outstanding set forth in footnote 1 above.

CUSIP No.:	For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 1,525,206,834 L Shares[4]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

0 A Shares and 1,525,206,834 L Shares[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 1,525,206,834 L Shares[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 13.36% of L Shares[6]

14.	TYPE OF REPORTING PERSON

CO
4   See the Original 13D for an explanation of the number of shares included in this amount. The amount of 2,801,965,476 set forth in footnote 4 of the Schedule 13D is amended to be decreased to 2,691,742,548 based upon the numbers of shares outstanding set forth in footnote 1 above.
5   See the Original 13D for an explanation of the number of shares included in this amount. The number of L Shares set forth in footnote 5 of the Schedule 13D is amended to be decreased to 7,612,465,476, based upon the numbers of shares outstanding set forth in footnote 1 above.
6   See the Original 13D for an explanation of the percentages included in this amount. The amount of 65.13% set forth in footnote 6 of the Schedule 13D is amended to be decreased to 64.33%, and the amount of 23.87% is amended to be increased to 24.08% based upon the numbers of shares outstanding set forth in footnote 1 above.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&T”), and, together with AT&T, the “Reporting Persons”), as amended and supplemented through Amendment No. 3 (“Amendment No. 3”) thereto, filed with the Commission on November 18, 2010 ( as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D. Information about Carso Global Telecom, S.A.B. de C.V. (“CGT”) is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on February 6, 1998, as amended and supplemented through Amendment No. 45, filed on November 5, 2010, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on May 11, 2010 (the “20-F”).
     The Reporting Persons are filing this Amendment because they have amended the Telmex Agreements as further described herein. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language to the end of the third paragraph thereof:
On February 28, 2011, AT&TI and CGT amended the Telmex Agreements in order to change the right of first offer on any proposed transfer of AA shares held by either party. As amended, upon the receipt of a notice of proposed transfer from CGT, AT&TI will have the option to offer to purchase the shares proposed to be sold by CGT, up to a number of shares equal to the number of shares owned by AT&TI on the date of the transfer notice. Any AA shares owned by CGT in excess of the number shares owned by AT&TI on the receipt of any transfer notice will not be subject to any right of first offer. CGT will continue to be able to purchase the shares proposed to be sold by AT&TI upon the receipt of a transfer notice. Each party shall have the right to purchase, in aggregate, all (but not some only) of the selling party’s AA shares that are subject to the right of first offer.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and supplemented as follows. (The following disclosure regarding securities which to the knowledge of the Reporting Persons are beneficially owned by CGT is based on the information contained in Amendment No. 45 to the Slim 13D.)
     (a) Neither AT&T nor AT&TI have sold any shares of the Issuer since the filing of Amendment No. 3.
      The percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by each of AT&T and AT&TI are amended to be decreased from 13.42% to 13.36% since the filing of Amendment No. 3.
     The percentage of A Shares (including A Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons are beneficially owned by CGT is amended to be increased from 23.87% to 24.08% since the filing of Amendment No. 3.
     The number and percentage of L Shares (including L Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, are beneficially owned by CGT are amended to be decreased from 9,287,672,310 to 9,137,672,310 and decreased from 65.13% to 64.33%, respectively, since the filing of Amendment No. 3.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description
I	Amendment Agreement, between between Carso Global Telecom, S.A.B. de C.V., a Mexican corporation sociedad anónima bursátil, formerly called, Carso Global Telecom, S.A. de C.V., AT&T International, Inc., formerly called SBC International, Inc., a Delaware corporation, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1045, dated February 28, 2011.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.
Dated: February 28, 2011

AT&T Inc.
By:	/s/ Forrest E. Miller
	Name:	Forrest E. Miller
	Title:	Group President — Corporate Strategy and Development
AT&T International, Inc.
By:	/s/ Timothy P. Leahy
	Name:	Timothy P. Leahy
	Title:	Senior Vice President, General Counsel and Secretary